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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G/A
                                 (RULE 13d-102)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 (ANNUAL FILING)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULES 13d-1(b), (c), AND (d)
           AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)
                                (Amendment No. 6)<F1>


                            PROTEIN DESIGN LABS, INC.
                                (Name of Issuer)

                                     COMMON
                         (Title of Class of Securities)

                                    74369L10
                                 (CUSIP Number)

                                  December 31, 1998
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                         [   ]  Rule 13d-1(b)
                         [   ]  Rule 13d-1(c)
                         [ x ]  Rule 13d-1(d)

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[FN]
<F1>
       The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

       The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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

CUSIP No. 74369L10                    13G/A                   Page   2   of  7
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1      NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):

Cary L. Queen
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2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) [   ]

                                                              (b) [ X ] (A)
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3      SEC USE ONLY

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4      CITIZENSHIP OR PLACE OF ORGANIZATION


United States of America
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  NUMBER OF    |  5.  SOLE VOTING POWER:                              830,292
   SHARES      |
BENEFICIALLY   |  6.  SHARED VOTING POWER:                                  0
  OWNED BY     |
    EACH       |  7.  SOLE DISPOSITIVE POWER:                         830,292
  REPORTING    |
 PERSON WITH   |  8.  SHARED DISPOSITIVE POWER:                       622,450


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9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:   830,292


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10    CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                    [ X ] (A)
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11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                   4.5%

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CUSIP No. 74369L10                    13G/A                   Page   3   of  7
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12    TYPE OF REPORTING PERSON*

                                      IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(A)  See Items 4(a) and 4(c).




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                                                              Page   4   of  7
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ITEM 1(a).   Name of Issuer:

             PROTEIN DESIGN LABS, INC.

ITEM 1(b).   Address of Issuer's Principal Executive Offices:

             34801 Campus Drive
             Fremont, Ca. 94555


ITEMS 2(a)   Name of Person Filing:

		 Cary L. Queen

ITEMS 2(b)   Address of Principal Business Office or, if None, Residence:

             Protein Design Labs, Inc.
             34801 Campus Drive
		 Fremont, California 94555


ITEM 2(c).   Citizenship:

		 The filing person is a citizen of the United States of America.

ITEM 2(d).   Title of Class of Securities:

		 Common Stock, $.01 par value.

ITEM 2(e).   CUSIP Number:

             74369L10

ITEM 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

             (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act,

             (b) [ ]  Bank as defined in Section 3(a)(6) of the Exchange Act,

             (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act,

             (d) [ ] Investment company registered under Section 8 of the Investment Company Act,

             (e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E),
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                                                              Page   5   of  7
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             (f) [ ]  An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F),

             (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G),

             (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act,

             (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act,

             (j) [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

             If this statement is filed pursuant to Rule 13d-1(c), check this box.[ ]


Item 4.  Ownership

             Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

            (a) Amount beneficially owned within the meaning of Rule 13d-3:
830,292 shares; includes 203,542 shares which are subject to purchase within 60 days pursuant to the exercise of stock options. Also includes 4,300 shares that are held in various trusts in which reporting person has sole power to vote and/or direct the vote and sole power to dispose or to direct such disposition. Reporting person disclaims beneficial ownership of such 4,300 shares.

           (b) Percent of class: 4.5%, based on the total number of shares outstanding on December 31, 1998.

           (c)  Number of shares as to which such person has:

               (i)	Sole power to vote or to direct the vote:  830,292
                        shares.

               (ii) 	Shared power to vote or to direct the vote:  None.

               (iii)	Sole power to dispose or to direct the disposition of:
                        830,292 shares. (1)

               (iv)   	Shared power to dispose or direct the disposition of:
                        622,450 shares. (2)

(1) 4,300 shares are held in various trusts in which reporting person has sole power to vote and/or direct the vote and sole power to dispose of and/or to direct such disposition. Reporting person disclaims beneficial ownership of such 4,300 shares.

(2) Reporting person shares the power to dispose or to direct the disposition of 622,450 shares with Dr. Laurence Jay Korn, a separate reporting person. Reporting person specifies in advance, from time to time, the number of shares over which Dr. Korn will have the power to direct disposition.

Item 5.  Ownership of Five Percent or Less of a Class:

         Not applicable.



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                                                              Page   6   of  7
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Item 6.  Ownership of More than Five Percent on Behalf of Another Person:

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Securities Being Reported by the Parent Holding Company

         Not applicable.

Item 8.  Identification and Classification of Members of a Group

         See Item 4(c)(iv), Note 2.

Item 9.  Notice of Dissolution of Group:

         Not applicable.

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                                                              Page   7   of  7
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Item 10.  Certification

         Not applicable.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    February 12, 1999               /s/ Cary L. Queen